UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Raptor Pharmaceutical Corp.

(Name of Subject Company)

Misneach Corporation

(Name of Offeror)

An Indirect Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

011-353-1-772-2100

Copies to:

Barbara Borden

Kay Chandler

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$833,256,991.80	$83,908.98
*	The transaction valuation was calculated by adding (i) 85,734,327 outstanding shares of common stock of Raptor Pharmaceutical Corp. (“Raptor”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $9.00 per Share, (ii) 5,641,676 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $9.00 per Share, multiplied by $4.05, which is the offer price of $9.00 per Share minus the weighted average exercise price for such options of $4.95 per Share, (iii) 786,654 Shares subject to issuance pursuant to outstanding restricted stock unit awards to acquire Shares, multiplied by the offer price of $9.00 per Share, (iv) 95,804 Shares estimated to be issuable under the employee stock purchase plan, multiplied by the offer price of $9.00 per Share, and (v) 3,428,571 Shares issuable upon the conversion of convertible notes, multiplied by the offer price of $9.00 per Share. The calculation of the filing fee is based on information provided by Raptor as of September 21, 2016.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,908.98	Filing Party: Horizon Pharma Public Limited Company and Misneach Corporation
Form or Registration No.: Schedule TO	Date Filed: September 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on September 26, 2016 by Misneach Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Raptor Pharmaceutical Corp., a Delaware corporation (“Raptor”), at a price of $9.00 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“At midnight, New York time, at the end of the day on October 24, 2016, the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 71,590,496 Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) were validly tendered into and not validly withdrawn from the Offer prior to the Expiration Time, representing approximately 83% of the Shares outstanding as of the Expiration Time. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 3,014,509 additional Shares, representing approximately 3.5% of the outstanding Shares as of the Expiration Time.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment and will promptly pay for all Shares validly tendered into and not validly withdrawn from the Offer prior to the Expiration Time in accordance with the terms of the Offer.

Promptly following the consummation of the Offer, Parent and Purchaser completed the acquisition of Raptor through the Merger without a meeting of stockholders of Raptor in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then issued and outstanding (other than Shares that were held by any stockholders who properly demanded appraisal in connection with the Merger as described in Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights” of the Offer to Purchase) was converted into the right to receive the Offer Price, in cash and without interest thereon and less any applicable withholding taxes, except for Shares held by Raptor, Parent or Purchaser, which Shares were cancelled and retired and cease to exist, and no consideration was delivered in exchange therefor.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ.

On October 25, 2016, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(ii)	Press Release issued by Parent, dated October 25, 2016

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 25, 2016

Misneach Corporation

By:	/s/ Timothy P. Walbert
	Name:	Timothy P. Walbert
	Title:	President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
	Name:	Timothy P. Walbert
	Title:	Chairman, President and Chief Executive Officer

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of September 26, 2016*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on September 26, 2016*

(a)(5)(i)	Joint Press Release issued by Parent and Raptor, dated September 12, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(a)(5)(ii)	Press Release issued by Parent, dated October 25, 2016

(b)(i)	Amended and Restated Commitment Letter, dated September 16, 2016, by and among Horizon Pharma, Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Citigroup Global Markets, Inc., Cowen and Company, LLC and Cowen Structured Holdings, Inc.*

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 12, 2016, by and among Parent, Purchaser and Raptor (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(d)(2)	Form of Tender and Support Agreement, dated as of September 12, 2016, by and among Parent, Purchaser and certain stockholders of Raptor (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(d)(3)	Confidentiality Agreement, dated as of June 6, 2016, by and between Parent and Raptor*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.